UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Piestro, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11776

Delaware	82-3723875
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-431-1186
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

In this Semi-Annual Report, the terms “we”, “Piestro”, or “the Company” refers to Piestro, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results – Fiscal Year Periods Ended June 30, 2022 and 2021

Through June 30, 2022, the Company has in early stage development and had not recorded any revenues.

In the six months ended June 30, 2022, operating expenses were $5,106,404 compared to $2,460,802 for the 6 months ended June 30, 2021, representing an increase of 108%. In 2021, the Company built its second prototype, and therefore incurred $1,664,667 in research and development expenses. Similarly, the majority of its efforts and expenses in 2022 came from research and development, as the Company was building its first commercial quality Piestro pod. As such, the Company incurred $4,356,151 in research and development expenses during this period. The Company also incurred $668,479 and $387,315 in general & administrative expenses in the first half of 2021 and 2022, respectively, mostly related to business development and fundraising efforts.

The Company also incurred sales and marketing costs of $127,656 and $362,938 in the first half of 2021 and 2022, respectively. These costs covered Regulation A+ equity crowdfunding campaign efforts in each period.

Our operating expense are also reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the commercial unit and general support activities focused on business development and fundraising efforts. These reflected expenses do not result in an out flow of cash, but rather an accrued liability to Wavemaker Labs.

We anticipate that operating expenses will increase further as we take on costs associated with manufacturing our product at greater scale and as we build out a more robust team to support all aspects of running the company as it goes to market - including business development, operations, fundraising, and other general support. We also have started the development of a new back-of-house solution that will incorporate similar technology as our Piestro pod.

Liquidity and Capital Resources - Fiscal Year Periods Ended June 30, 2022 and 2021

As of June 30, 2022, the Company had $153,064 in cash and cash equivalents, and total current assets of $1,250,511. At this same time, we have also recorded current liabilities of $5,902,637, representing a current account deficit of $4,652,126.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. As of June 30, 2022 and June 30, 2021, the Company had incurred $4,714,117 and $1,614,617, respectively, of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. This agreement also represents the largest contributor to our current related party liability of $5,031,773 outstanding as of June 30, 2022.

During the six months ended June 30, 2022 and 2021, the Company received an aggregate of $367,000 and $180,000, respectively, in related party notes. During the six months ended June 30, 2022 and 2021, the Company incurred interest expense of $3,303 and $5,905, respectively. All notes bear interest at 3% per annum and mature in 2022 and 2023.

The Company completed an oversubscribed Regulation CF equity crowdfunding campaign in 2020 which reached its target date having received gross investment commitments of $1,070,000, and ultimately resulted in gross proceeds of $1,052,980 after all investments were settled following the campaign close. Additionally, the Company raised $100,000 in a concurrent offering to accredited investors. Proceeds from the Regulation CF Offering and concurrent offering to accredited investors were used to support the significant increase in expenses described above. The Company launched a Regulation A+ offering on March 18, 2021 to raise up to $5,000,000. This campaign closed on September 30, 2021 having received gross proceeds of $4,228,214. The Company raised an additional $125,000 in 2021 through a subsequent offering to accredited investors. The Company launched another Regulation A+ offering on January 28, 2022 to raise up to $20,000,000. In the six months ended June 30, 2022, the Company received net proceeds of $1,231,480. In addition to this Regulation A crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or other available methods. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The maturity date of this loan is June 30, 2021. Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, two related parties contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2020, the Company loaned an aggregate of $739,745 to related parties Graze, Inc. and Wavemaker Labs, Inc. The loans, which are not documented through written agreements, bear interest from 3% to 6% per annum and mature in 2021. As of June 30, 2020, the loan principal and interest were repaid in full.

Trend Information

The Company increased expenses considerably during 2021 and the first half of 2022 relative to initial proof of concept costs in 2020. After raising capital through two Regulation A+ campaigns in March 2021 and January 2022, the Company was able to ramp up product development efforts - and therefore expenses - in the form of multiple improved versions of the product. The Company is nearing completion of its first commercial quality Piestro pod and has increased expenses associated with engineering, research and development, business development, marketing, and fundraising in service of that outcome.

In September 2021, the Company became a 50 percent owner of 800 Degrees Go, Inc., an entity formed on August 13, 2021. 800 Degrees Go, Inc. plans to scale a low-footprint, off-premise dining concept in the near term. In the future, it intends to expand further through custom automated pizzeria pods built for the company by Piestro. Piestro intends to provide these white labeled pods commissioned by 800 Degrees Go, Inc.

Although many businesses have been financially impacted by COVID-19, we believe our product will see an increase in demand due to the contactless nature of the product. However, the effects of COVID-19 continue to evolve and remain uncertain for the foreseeable future.

Piestro, Inc.

INDEX TO EXHIBITS

2.1 Amended and Restated Certificate of Incorporation*

2.2 Amended and Restated Bylaws*

2.3 Certificate of Amendment to the Amended and Restated Certificate of Incorporation*

4.1 Form of Subscription agreement*

6.1 Master Services Agreement between Wavemaker Labs and Future Labs VI*

6.2  Form of Secured Promissory Note between Future VC, LLC and Future Labs VI*

6.3 Loan Agreement between Wavemaker Partners V, LP and Future Labs VI*

6.4 Stock Option Agreement with Massimo de Marco*

6.5 Senior Secure Promissory Note between 800 Degrees Go, Inc. and Piestro, Inc.*

6.6 Sales Representative Agreement between Piestro, Inc. and 800 Degrees Go, Inc.*

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11776).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piestro, Inc.

By	/s/ James Buck Jordan
James Buck Jordan, Director
Piestro, Inc.
Date: September 27, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Massimo Noja de Marco
Massimo Noja de Marco, Chief Executive Officer
Piestro, Inc.
Date: September 27, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Operating Officer
Piestro, Inc.
Date: September 27, 2022

By	/s/ Christian Huff
Christian Huff, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Piestro, Inc.
Date: September 27, 2022

By	/s/ James Buck Jordan
James Buck Jordan, Director
Piestro, Inc.
Date: September 27, 2022

PIESTRO, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

PIESTRO, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$153,064	$60,749
Due from related party	-	131,686
Loan receivable, related party	974,482	150,000
Interest receivable, related party	22,965	16,430
Escrow receivable	100,000	100,000
Total current assets	1,250,511	458,865
Deposits	9,200	9,200
Total assets	$1,259,711	$468,065

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$5,031,774	$1,128,126
Accounts payable	454,054	231,312
Loan payable, related party	411,000	104,500
Interest payable, related party	5,809	3,918
Total liabilities	5,902,637	1,467,856

Commitments and contingencies

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of both June 30, 2022 and December 31, 2021	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,882,332 shares issued and outstanding as of both June 30, 2022 and December 31, 2021	288	288
Common stock, $0.0001 par value, 10,000,000 shares authorized, 2,798,515 and 2,676,544 shares issued and outstanding as of June 30, 202 and December 31, 2021, respectively.	280	268

Additional paid-in capital	8,863,920	7,405,819
Subscription receivable	-	-
Treasury stock	(298,904)	(298,904)
Accumulated deficit	(13,208,510)	(8,107,263)
Total stockholders' equity (deficit)	(4,642,926)	(999,792)
Total liabilities and stockholders' equity (deficit)	$1,259,711	$468,065

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2022	2021
Net revenue	$-	$-

Operating expenses:
Research and development	4,356,151	1,664,667
Sales and marketing	362,938	127,656
General and administrative	387,315	668,479
Total operating expenses	5,106,404	2,460,802

Loss from operations	(5,106,404)	(2,460,802)

Other income (expense):
Interest income	8,460	13,083
Interest expense	(3,303)	(5,905)
Total other income (expense), net	5,157	7,178

Provision for income taxes	-	-
Net loss	$(5,101,247)	$(2,453,624)

Weighted average common shares outstanding - basic and diluted	2,737,530	839,041
Net loss per common share - basic and diluted	$(1.86)	$(2.92)

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional				Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Subscription	Treasury	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity (Deficit)
Balances at December 31, 2020	-	$-	3,000,000	$300	782,956	$78	$1,543,903	$(50,000)	$-	$(1,818,005)	$(323,725)
Receipt of subscription receivable	-	-	-	-	-	-	-	-	-	-	-
Issuance of common stock, net of issuance costs	-	-	-	-	381,762	38	916,634	(12,035)	-	-	904,637
Offering costs	-	-	-	-	-	-	(375,779)	-	-	-	(375,779)
Issuance of treasury stock	-	-	(117,668)	(12)	-	-	12	-	(301,229)	-	(301,229)
Stock-based compensation expense	-	-	-	-	-	-	364,936	-	-	-	364,936
Net loss	-	-	-	-	-	-	-	-	-	(2,453,624)	(2,453,624)
Balances at June 30, 2021	-	$-	2,882,332	$288	1,164,718	$116	$8,863,920	$(62,035)	$(301,229)	$(4,271,629)	$(2,184,783)

Balances at December 31, 2021	-	$-	2,882,332	$288	2,676,544	$268	$7,405,819	$-	$298,904	$(8,107,263)	$(999,792)
Issuance of common stock pursuant to Regulation A offering, net of offering costs	-	-	-	-	121,971	12	1,231,468	-	-	-	1,231,480
Stock-based compensation expense	-	-	-	-	-	-	226,633	-	-	-	226,633
Net loss	-	-	-	-	-	-	-	-	-	(5,101,247)	(5,101,247)
Balances at June 30, 2022	-	$-	2,882,332	$288	2,798,515	280	8,863,920	-	298,904	(13,208,510)	(4,642,926)

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(5,101,247)	$(2,453,624)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	226,633	364,936
Changes in operating assets and liabilities:
Interest receivable, related party	(6,535)	(7,676)
Accounts payable, related party	3,903,648	364,835
Accounts payable	222,741	158,732
Interest payable, related party	1,891	498
Net cash used in operating activities	(752,869)	(1,572,299)
Cash flows from investing activities:
Issuance of loans to related parties	(974,482)	-
Repayment of loans from related parties	281,686	730,245
Deposits	-	(9,200)
Net cash used in investing activities	(692,796)	721,045
Cash flows from financing activities:
Proceeds from related party loans	367,000	180,000
Repayments of related party loans	(60,500)	-
Proceeds from issuance of common stock, net of offering costs	1,231,480	553,825
Net cash provided by financing activities	1,537,980	733,825
Net change in cash and cash equivalents	92,315	(117,429)
Cash and cash equivalents at beginning of period	60,749	155,361
Cash and cash equivalents at end of period	$153,064	$37,932

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Subscription receivable	$-	$12,035
Conversion of related party notes into accounts payable	$-	$138,750
Issuance of treasury stock as forgiveness of related party receivable and interest	$-	$301,229

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Piestro, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs VI, Inc. On November 25, 2020, the Company changed its name to Piestro, Inc. The Company was formed to sell automated pizza vending machines. The Company is headquartered in Santa Monica, California.

As of June 30, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $5,101,247 and $2,453,624 for the six months ended June 30, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2022 and 2021. As of June 30, 2022, the Company had an accumulated deficit of $13,208,510, limited liquid assets with $153,064 of cash, and a working capital deficit of $4,652,126. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Joint Ventures

Joint ventures are assessed under ASC 323, ASC 805, and ASC 810.

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, and certain other criteria are met centrally around joint control, the investment will be accounted for using the equity method of accounting. Furthermore, If the Company does not have the power to direct the activities that most significantly impact the economic performance of the JV, and therefore is not the primary beneficiary, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022 and December 31, 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Equity Method Investments

The Company uses the equity method to account for investments in which it has the ability to exercise significant influence over the investee’s operating and financial policies, or in which its holds a partnership or limited liability company interest in an entity with specific ownership accounts, unless it has virtually no influence over the investee’s operating and financial policies. The Company follows the guidance in ASC 323-30-35-3, which prescribes the use of the equity method for investments where the Company has significant influence. Equity method investments are recorded at cost and are adjusted to recognize (1) the Company’s share, based on percentage ownership or other contractual basis, of the investee’s net income or loss after the date of investment, (2) amortization of the recorded investment that exceeds the Company’s share of the book value of the investee’s net assets, (3) additional contributions made and dividends received, and (4) impairments resulting from other-than-temporary declines in fair value. Gain (loss) on equity investment includes realized gains or losses upon the sale of the investment and are included as other income (expense) in the statements of operations.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

 Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 and 2021 are as follows:

	Six Months Ended
	June 30,
	2022	2021
Class F stock	2,882,332	-
Options to purchase common stock	831,758	831,758
Warrants	1,363,321	32,967
Total potentially dilutive shares	5,077,411	864,725

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of June 30, 2022 and December 31, 2021:

	Outstanding Balance as of
	June 30,	December 31,
Name	2022	2021
800 Degrees GO, Inc.	$-	$150,000
Wavemaker Partners V, LP	974,482	-
	$974,482	$150,000

During 2022, the Company repaid $150,000 in related party loans and provided advances totaling $974,482.

During the six months ended June 30, 2022 and 2021, the Company recognized interest income of $8,460 and $13,083, respectively. Accrued interest receivable outstanding as of June 30, 2022 and December 31, 2021 was $22,965 and $16,430, respectively.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of June 30, 2022 and December 31, 2021:

	Outstanding Balance as of
	June 30,	December 31,
Name	2022	2021
Future Labs V, Inc.	$-	$20,500
Future Labs VII, Inc.	-	40,000
Future VC, LLC	44,000	44,000
Wavemaker Partners V, LP	367,000	-
	$411,000	$104,500

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

During 2022, the Company received loan from related parties totaling $367,000 and made repayments of $60,500.

During the six months ended June 30, 2022 and 2021, the Company incurred interest expense of $3,303 and $5,905. Accrued interest payable outstanding as of June 30, 2022 and December 31, 2021 was $5,809 and $3,918, respectively. All notes bear interest at 3% per annum and mature in 2022 and 2023.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	JOINT VENTURE

The Company made an investment of $1,500 into 800 Degrees GO, Inc., a Delaware corporation, (the "JV") as a joint venture investment, for 15,000,000 shares of the JV's common stock (50% of the initial shares issued and outstanding of JV's common stock, 49.92% ownership as of June 30, 2022 and December 31, 2021). The JV was formed to launch and scale a low-cost, small-footprint, tech-enabled pizza restaurant concept that responds to consumer demand for convenient, high-quality, fast casual dining options.   The Company has concluded that the JV is a variable interest entity, but the Company does not have the power to direct the activities that most significantly impact the economic performance of the JV, and therefore is not the primary beneficiary. The Company accounts for the investment using the equity method of accounting for investments. Accordingly, the Company recorded its share of the JV's 2021 net loss until its recorded basis was $0, which is the basis of the investment as of June 30, 2022 and December 31, 2021.   During the year ended June 30, 2022, the JV had a net loss of $2,550,223.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

As of June 30, 2022 and December 31, 2021, there were no shares of Preferred Stock issued or outstanding.

The holders of Class F and common stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Dividends

The holders of Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each future equity financing, as defined in the Company’s articles of incorporation, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a “Shadow Series” (as defined in the Company’s articles of incorporation) of shares of the series of preferred stock of the Company that is issued in such equity financing at the applicable Class F conversion ratio (as in the Company’s articles of incorporation). The Shadow Series of shall have identical rights, privileges, preferences, and restrictions except that (i) the liquidation preference per share of the Shadow Series shall equal $0.50 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred), with corresponding adjustments to any price-based antidilution and dividend rights provisions, (ii) the Shadow Series shall be excluded from voting with the Preferred Stock on any matters of the Company which either the Equity Financing Preferred Stock, specifically, or preferred stock of the Company, generally, have veto rights over, and (iii) the Shadow Series shall be excluded from any future rights or most favored nations privileges.

Stock Transactions

In 2022, the Company issued 121,971 shares pursuant to its current Regulation A+ offering for net proceeds of $1,231,480, or $10.39 per share.

 In the six months ended June 30, 2021, the Company initiated a Regulation A offering and issued an aggregate of 381,762 shares of common stock for gross proceeds of $977,311, or $2.56 per share. As of June 30, 2021, the Company had a subscription receivable of $62,035 pertaining to this offering.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $48,904. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $298,904 was recorded to treasury stock.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

8.	STOCK-BASED COMPENSATION

Future Labs VI, Inc 2020 Stock Plan

In April 2020, the Company has adopted the Future Labs VI, Inc 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 831,760 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of December 31, 2021, there are 2 shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

As of June 30, 2022 and December 31, 2021, there were 831,758 options outstanding. There were no options granted in 2022.

Stock-based compensation expense for stock options of $226,633 and $364,936 were recognized under FASB ASC 718 for the six months ended June 30, 2022 and 2021, respectively.

Warrants

In September 2021, the Company granted warrant to purchase 564,797 shares of common stock with an exercise price of $0.01 per share to 800 Degrees Pizza, LLC in connection with the formation of 800 Degrees Go, Inc. (see note 9). The grant-date fair value was $2.55 per share based on a Black-Scholes valuation using inputs commensurate with the options valuations inputs discussed above. The warrants vest upon the achievement of certain milestones pertaining 800 Degrees Go’s operations. As of December 31, 2021, no milestones were met and no warrants had vested. Accordingly, the Company did not record any stock-based compensation. Unrecognized expense on this warrant as of June 30, 2022 was $1,440,232.

9.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

As of June 30, 2022 and December 31, 2021, the Company had $5,031,773 and $1,128,126, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred $4,714,117 of fees under these agreements, including $3,020,560 and $1,693,557 remaining for which the Company intends to satisfy through the issuance of warrants in 2022. During 2021, the Company has incurred $1,773,006 of fees under this agreement, including $946,456 in services payable in cash and $826,550 for which the Company satisfied through the issuance of warrants in the second half of 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from Wax Inc. amounting to $150,000, which was included in accounts payable, related party as of December 31, 2021.

The following is a summary of operating expense transactions incurred with related parties during the six months ended June 30, 2022 and 2021:

	Six Months Ended
	June 30,
	2022	2021
Research and development	$4,351,180	$1,500,173
Sales and marketing	362,938	-
General and administrative	150,000	114,443
	$4,864,117	$1,614,616

The Company also provides various advances to 800 Degrees GO, Inc. to cover certain operating expenses. As of December 31, 2021, the amount due was $131,686, which was repaid in 2022.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

10.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

From July 1, 2022 through the issuance date, the Company raised approximately $XX in net proceeds from the current offering.

Management has evaluated subsequent events through September 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.